Churchill Capital Corp VII

640 Fifth Avenue, 12th Floor

New York, NY 10019

February 10, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Todd Schiffman and Pam Long

Churchill Capital Corp VII
Registration Statement on
Form S-1 (File No. 333-252006)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 115,000,000 units (including 15,000,000 units to cover over-allotments), each consisting of one share of Class A common stock, $0.0001 par value, and one-fifth of one warrant, of Churchill Capital Corp VII (the “Company”) be accelerated to February 11, 2021 at 12:00 PM ET or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Alexander D. Lynch of Weil, Gotshal & Manges LLP at (212) 310-8971.

*****

Very truly yours,

By: /s/ Jay Taragin

Name: Jay Taragin

Title: Chief Financial Officer

[Signature Page to Company Acceleration Request]